Exhibit 99.1

Constellium

Press release

Constellium Reports Second Quarter 2015 Financial Results

Amsterdam, August 5, 2015 – Constellium N.V. (NYSE and Euronext: CSTM) today reported results for the second quarter ended June 30, 2015. Highlights below are in comparison to the second quarter of 2014.

- **Shipments of 386 thousand metric tons, up 38%**
- **Revenue of €1.375 billion, up 49%**
- **Adjusted EBITDA of €93 million, including €19 million from Muscle Shoals adjusted for Midwest premium impact**
- **Strong Adjusted Free Cash Flow of €72 million and liquidity of €690 million**
- **Automotive rolled shipments up 18%; Automotive extruded shipments up 16%**
- **Muscle Shoals operational integration progressing well, still working through metal management issues**
- **Q2 2015 Diluted EPS of (€0.45), EPS excluding unrealized gains on derivatives of (€0.61)**

Constellium's second quarter 2015 results include a record Adjusted EBITDA in our AS&I segment and better than anticipated results in our A&T business. We also achieved record shipments and Adjusted EBITDA in P&ARP due to the acquisition of Wise Metals in January 2015.

Revenues for the second quarter 2015 were €1.375 billion, an increase of 49% from the second quarter 2014, of which €308 million were contributed by Muscle Shoals. Adjusted EBITDA was €93 million, including €19 million from Muscle Shoals. This is an increase of 15% from the second quarter 2014 Adjusted EBITDA of €81 million. For the six months ended June 30, 2015, Constellium reported Adjusted EBITDA of €188 million, including €44 million from Muscle Shoals compared to €152 million for the same period in 2014. Second quarter 2015 shipments were 386k metric tons, an increase of 38% from second quarter 2014, of which 111k metric tons were contributed by Muscle Shoals. Adjusted EBITDA per metric ton for the second quarter 2015 was €241 compared to €291 for the second quarter 2014.

Constellium
Nicolas Brun – Communications
Phone: +1 (212) 675-5527
nicolas.brun@constellium.com

Frédéric Dunod– Investor Relations Europe
Phone: +33 (0) 1 73 01 41 05
Paul Blalock – Investor Relations North America
Phone: +1 (212) 675-5450
Investor-relations@constellium.com

Media relations Constellium Corporate
Ségolène Redon
Phone: +33 (0)6 66 16 70 73
segolene.redon@clai2.com

Hill+Knowlton Strategies (Media & Investors)
Peter Poulos
Phone: +1 (212) 885-0588
peter.poulos@hkstrategies.com

Press release
Commenting on the second quarter 2015 results, Pierre Vareille, Constellium’s Chief Executive Officer said: “Second quarter results reflect the overall strength of our segments and our historical business is doing well. However, P&ARP faces some headwinds in the U.S., which we expect to overcome by year-end. The operational integration of Muscle Shoals is progressing well and our Body-in-White initiative is advancing in line with our long-term strategy. We continue to see strong demand in our targeted markets.”
Update on Wise Metals Acquisition
The operational integration of the Muscle Shoals facility, acquired from Wise Metals, is progressing well. We are generating cash faster than expected as we are ahead of schedule in reducing our working capital at Muscle Shoals, which made a significant contribution to the €72 million adjusted free cash flow in this quarter. Notably, the improvement in adjusted free cash flow in the second quarter 2015 reflects a 20% reduction in inventory at Muscle Shoals compared to the last quarter.
In the first half of 2015, the performance of Muscle Shoals reflected the unprecedented downward movement in the U.S. Midwest aluminium premiums, which fell from $524 per metric ton as of January 5, 2015 to $185 per metric ton as of June 30, 2015. The contracts in place at Muscle Shoals have more limited premium pass-through than is customary in most of Constellium’s contracts and, as a result, the drop in premiums resulted in a negative impact of €19 million in the second quarter 2015 and €20 million for the first half of 2015. After adjusting for this negative impact, Adjusted EBITDA for the second quarter and six months ended June 30, 2015 for Muscle
Shoals were €19 million and €44 million, respectively. As part of our integration, we have been actively engaged with our customers and suppliers to bring the Muscle Shoals contracts in line with our standards. We are making good progress in addressing metal management practices with our customers and suppliers to resolve these issues.
We currently expect the financial performance of the second half of 2015 for Muscle Shoals to be lower than the performance in the first half as we continue to address metal management issues. These issues are expected to extend until the end of the year, particularly those related to annual procurement contracts. In addition, although volumes are on track, they are expected to be lower in the second half due to normal seasonality with less favorable product mix. The first half of 2015 also benefited from a competitor outage. Consequently, we currently expect the 2015 full year Adjusted EBITDA for Muscle Shoals to be in the range of €60 million to €75 million, at constant currency.
We expect to get through these negative headwinds by the end of 2015 and most of the production of the plant is already contracted for in 2016. As a result, Muscle Shoals is expected to be fully integrated by the end of 2015 and we are expecting our P&ARP segment Adjusted EBITDA to substantially improve in 2016, as we continue to implement our long-term strategy.

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Quarter Highlights and Recent Developments
In April 2015, Constellium unveiled its newly expanded plant in Van Buren, Michigan as part of its strategic progress to take full advantage of the growing automotive demand for aluminium structures in North America. The 210,000 square foot expansion project has doubled the plant manufacturing capacity for a total investment of $40 million.
Our investments in Body-in-White (BiW) finishing projects are proceeding according to plan in both Europe and in the U.S. Our 100k metric ton expansions at both Neuf-Brisach and Bowling Green, Kentucky (our joint venture with UACJ) are expected to commence ramp up by mid-2016, as previously announced.
In April 2015, we announced our decision to build a second BiW finishing line in the U.S. to further support the growing demand for aluminium rolled products from the U.S. automotive industry. The investment is part of the previously announced $750 million strategic plan to increase BiW production capacity by 200k metric tons, which is progressing as planned.
The prospects for the development of BiW remain strong in Europe and in the U.S. and support market projections, which reinforces our confidence in the strategy we have developed.
In June 2015, Constellium appointed Ingrid Joerg as President of our Aerospace and Transportation business unit. Ms. Joerg, who previously served as Chief Executive Officer of Aleris Rolled Products Europe, brings extensive aluminium industry experience to the Company.

Constellium Press release

Group Summary

	Q2 2015	Q2 2014	Var.	Half-Year 2015	Half-Year 2014	Var.
Shipments (k metric tons)	386	279	38%	767	548	40%
Revenues (€ millions)	1,375	920	49%	2,768	1,803	53%
Adjusted EBITDA (€ millions)	93	81	15%	188	152	24%
Adjusted EBITDA per metric ton (€)	241	291	(17%)	245	277	(12%)

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate (see page 14).

Results by Segment

Packaging & Automotive Rolled Products (P&ARP)

	Q2 2015	Q2 2014	Var.	Half-Year 2015	Half-Year 2014	Var.
Shipments (k metric tons)	268	165	62%	534	320	67%
Revenues (€ millions)	733	400	83%	1,507	760	98%
Adjusted EBITDA (€ millions)	53	36	49%	106	63	70%
Adjusted EBITDA per metric ton (€)	201	219	(8%)	199	195	2%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

The consolidation of the Muscle Shoals facility resulted in a positive impact to the P&ARP segment with a 62% growth in shipments to 268k metric tons, and an Adjusted EBITDA of €53 million. Adjusted EBITDA per metric ton of €201 for P&ARP decreased by 8% over the same period in the prior year. The increase in shipments and revenue in the second quarter of 2015 primarily reflects both the newly acquired Muscle Shoals facility and strong growth in automotive rolled products. The P&ARP segment Adjusted EBITDA for the second quarter 2015 was also impacted by a negative €4 million foreign exchange effect.

For the six months ended June 30 2015, Adjusted EBITDA was €106 million which represented a 70% increase from €63 million over the same period in 2014, and primarily reflects our acquisition of Wise Metals.

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Constellium Press release

Aerospace & Transportation (A&T)

	Q2 2015	Q2 2014	Var.	Half-Year 2015	Half-Year 2014	Var.
Shipments (k metric tons)	63	62	1%	122	123	(1%)
Revenues (€ millions)	366	301	22%	717	600	19%
Adjusted EBITDA (€ millions)	30	31	(4%)	57	55	3%
Adjusted EBITDA per metric ton (€)	470	497	(5%)	465	447	4%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

Second quarter 2015 results in the A&T segment decreased slightly to €30 million of Adjusted EBITDA, a 4% decrease in comparison to the second quarter of 2014. Shipments were 63k metric tons and represent an increase of 1% from the same period last year. There was also a favorable product mix compared with the prior year with higher aerospace business and lower transportation, industry, and other rolled products. Second quarter 2015 A&T results benefited from a favorable foreign exchange effect of €6 million which was offset by higher costs, particularly in maintenance.

For the six months ended June 30 2015, Adjusted EBITDA was €57 million, an increase of 3% from the same period in 2014. Shipments remain stable and Adjusted EBITDA per ton was €465, a 4% increase from 2014. Despite slower growth in demand for AIRWARE®, the recovery plans for this segment continue to progress. Aerospace manufacturers continue to have a strong order book and we are moving to restore and enhance our aerospace capacity in our Issoire, France and Ravenswood, West Virginia plants.

Automotive Structures & Industry (AS&I)

	Q2 2015	Q2 2014	Var.	Half-Year 2015	Half-Year 2014	Var.
Shipments (k metric tons)	57	53	7%	113	106	6%
Revenues (€ millions)	281	227	24%	552	455	21%
Adjusted EBITDA (€ millions)	22	20	9%	40	39	1%
Adjusted EBITDA per metric ton (€)	382	373	2%	351	370	(5%)

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

The AS&I segment achieved a record Adjusted EBITDA of €22 million in the second quarter of 2015, representing an increase of 9% from the second quarter 2014. This improvement was driven by higher volumes, 7% up at 57k metric tons, and a favorable mix with higher sales within our automotive structures business. Revenues increased by 24% to €281 million while EBITDA per ton increased by 2% to €382 from the comparable period in 2014.

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For the six months ended June 30, 2015, the Adjusted EBITDA is marginally ahead of the comparable period in the prior year at €40 million. Higher volumes, which increased 6% to 113k metric tons, and a slightly more favorable product mix were partially offset by the effect of higher billet premiums of €3 million compared to the prior year.
Net income
Net income in the second quarter 2015 was a net loss of €47 million compared with a net income of €28 million in the second quarter of 2014. The decrease of €75 million is primarily attributable to a €24 million increase in depreciation charges, mainly due to Muscle Shoals, and asset impairment charges of €16 million related to our Swiss operations, a €19 million impact related to unrecovered Midwest premiums at Muscle Shoals, a €9 million increase in finance costs, and a €7 million charge for metal lag in the current quarter compared to a €2 million positive impact in the second quarter of 2014. In addition, there were unrealized gains on derivatives of €19 million in the second quarter 2015 compared with gains of €7 million in the same period in the prior year.
The gains or losses arising from derivative instruments relating to trading transactions are recorded in segment Adjusted EBITDA only when realized.
For the six months ended June 30, 2015, we reported a net loss of €78 million compared with a net income of €58 million in the same period in 2014. Depreciation and impairment charges and finance costs were €63 million and €43 million higher, respectively, reflecting the acquisition of Muscle Shoals. Unrecovered Midwest premium charges amounted to €20 million and an unrealized loss of €27 million on derivatives was reported when compared to a €6 million gain in the same period in 2014.
Earnings per share
For the second quarter 2015, the fully diluted earnings per share was a negative €0.45 versus a positive €0.26 for the second quarter 2014. For the six months ended June 30, 2015, the fully diluted earnings per share was a negative €0.75 versus a positive €0.53 per share for the same period in 2014. Excluding the impact of unrealized gains and losses on derivative instruments, our earnings per share would have been a negative €0.61 and a positive €0.22 for the second quarter of 2015 and 2014, respectively, and a negative €0.52 and a positive €0.50 for the six months ending June 30, 2015 and 2014, respectively. The change in earnings per share mainly reflects the higher depreciation, finance costs, and other factors described under “Net income”.
Liquidity and cash flow
Our liquidity position remains strong. As of June 30, 2015, liquidity was €690 million, comprised of €182 million available under our factoring facilities, €129 million available under our asset based lending facilities, €10 million available under our revolving credit facilities, and €369 million of cash and cash equivalents.
Adjusted free cash flow was a positive €72 million for the second quarter of 2015 versus a positive €13 million for the second quarter of 2014. This reflects higher net cash flows from operating activities this quarter compared with the second quarter 2014, mainly due to a large reduction in working capital from March 2015, compared with an increase in working capital over the same quarter in 2014. This improvement in the second quarter of 2015 includes a 20% inventory

Press release
reduction at Muscle Shoals. These higher cash flows from operating activities were partially offset by an increase of capital expenditures from €37 million to €79 million for the second quarter of
2015 as a result of our current growth initiatives.
For the six months ended June 30, 2015, adjusted free cash flow was zero compared with a deficit of €35 million in the corresponding period in 2014. In the first half of 2015, the cash flow from operations of €163 million, excluding margin calls, was offset by capital expenditures of €163 million.
Net debt at June 30, 2015 decreased to €1.7 billion compared with €1.8 billion as of March 31, 2015 and our cash and cash equivalents totaled €369 million compared to our cash balance of €352 million at the end of the first quarter 2015. Our net debt at December 31, 2014, prior to the acquisition of Wise Metals, was €224 million and our cash and cash equivalent was €989 million.
Forward-looking statements
Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to,
“believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise to achieve expected synergies and the timing thereof; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; Constellium’s increased levels of indebtedness as a result of the acquisition of Wise Metals, which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees as a result of the acquisition of Wise Metals or during the integration of the business, the loss of customers, suppliers and other business relationships as a result of the acquisition of Wise Metals; disruptions to business operations resulting from the acquisition of Wise Metals; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

Press release
About Constellium
Constellium (NYSE and Euronext: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €3.7 billion of revenue in 2014. Constellium’s earnings materials for the quarter ended June 30, 2015 are also available on the company’s website (www.constellium.com).

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UNAUDITED INTERIM CONSOLIDATED INCOME STATEMENT
Three months Three months
ended ended Six months ended Six months ended
(in millions of Euros) June 30, 2015 June 30, 2014 June 30, 2015 June 30, 2014
Revenue 1,375 920 2,768 1,803
Cost of sales (1,283) (790) (2,535) (1,556)
Gross profit 92 130 233 247
Selling and administrative expenses (62) (49) (127) (101)
Research and development expenses (9) (8) (20) (17)
Restructuring costs (5) (2) (5) (5)
Other (losses) / gains—net (19) (1) (88) 2
Income from operations (3) 70 (7) 126
Other expenses ——— (1)
Finance income 23 — 77 -
Finance costs (59) (27) (156) (36)
Finance costs—net (36) (27) (79) (36)
Share of loss of joint-ventures —— (1) -
(Loss) / income before income tax (39) 43 (87) 89
Income tax (expense) / benefit (8) (15) 9 (31)
Net (loss) / income (47) 28 (78) 58
Net (loss) / income attributable to:
Owners of the Company (47) 28 (79) 57
Non-controlling interests —— 1 1
Net (loss) / income (47) 28 (78) 58
EARNINGS PER SHARE ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE COMPANY
Three months ended Three months ended Six months ended Six months ended
(in Euros per share) June 30, 2015 June 30, 2014 June 30, 2015 June 30, 2014
Basic (0.45) 0.26 (0.75) 0.54
Diluted (0.45) 0.26 (0.75) 0.53

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UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)
Three months Three months
ended ended Six months ended Six months ended
(in millions of Euros) June 30, 2015 June 30, 2014 June 30, 2015 June 30, 2014
Net (loss) / income (47) 28 (78) 58
Other comprehensive income / (loss)
Items that will not be reclassified
subsequently to the consolidated
income statement
Remeasurement on post-employment 75 (17) 16 (43)
benefit obligations
Deferred tax on remeasurement on (17) 3 (6) 7
post-employment benefit obligations
Cash flow hedges —— (9) -
Deferred tax on cash flow hedges —— 3 -
Items that may be reclassified
subsequently to the consolidated
income statement
Currency translation differences (11) — 22 -
Other comprehensive income / (loss) 47 (14) 26 (36)
Total comprehensive income / (loss) — 14 (52) 22
Attributable to:
Owners of the Company — 14 (53) 21
Non-controlling interests —— 1 1
Total comprehensive income / (loss) — 14 (52) 22

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UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of Euros) At June At December
30, 2015 31, 2014
Assets
Non-current assets
Goodwill 362 11
Intangible assets 155 17
Property, plant and equipment 1,437 632
Investment in joint ventures 31 21
Deferred income tax assets 235 190
Trade receivables and other 48 48
Other financial assets 39 33
2,307 952
Current assets
Inventories 622 432
Trade receivables and other 743 568
Other financial assets 99 57
Cash and cash equivalents 369 989
1,833 2,046
Assets classified as held for sale 14 14
Total assets 4,154 3,012
Equity
Share capital 2 2
Share premium 162 162
Retained deficit and other reserves (258) (207)
Equity attributable to owners of the Company (94) (43)
Non-controlling interests 7 6

(87)	(37)

Liabilities
Non-current liabilities
Borrowings 2,012 1,205
Trade payables and other 46 31
Pension and other post-employment benefit
obligations 668 654
Other financial liabilities 42 40
Provisions 122 61
2,890 1,991
Current liabilities
Borrowings 166 47
Trade payables and other 1,028 872
Income taxes payable 5 11
Other financial liabilities 94 71
Provisions 44 49
1,337 1,050
Liabilities classified as held for sale 14 8
Total liabilities 4,241 3,049
Total equity and liabilities 4,154 3,012

Constellium

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UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of Euros)	Share Capital	Share Premium	Remeasure-ment	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Owners of the Company	Non-controlling interests	Total equity
As at January 1, 2015	**2**	**162**	**(146)**	**6**	**(28)**	**6**	**(45)**	**(43)**	**6**	**(37)**
Net loss	-	-	-	-	-	-	(79)	**(79)**	1	**(78)**
Other comprehensive income	-	-	10	(6)	22	-	-	**26**	-	**26**
Total comprehensive loss	**-**	**-**	**10**	**(6)**	**22**	**-**	**(79)**	**(53)**	**1**	**(52)**
Transactions with the owners										
Share equity plan	-	-	-	-	-	2	-	**2**	-	**2**
As at June 30, 2015	**2**	**162**	**(136)**	**-**	**(6)**	**8**	**(124)**	**(94)**	**7**	**(87)**

(in millions of Euros)	Share Capital	Share Premium	Remeasure-ment	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Owners of the Company	Non-controlling interests	Total equity
As at January 1, 2014	**2**	**162**	**(23)**	**(14)**	**1**	**(96)**	**32**	**4**	**36**
Net income	-	-	-	-	-	57	**57**	1	**58**
Other comprehensive loss	-	-	(36)	-	-	-	**(36)**	-	**(36)**
Total comprehensive income	**-**	**-**	**(36)**	**-**	**-**	**57**	**21**	**1**	**22**
Transactions with the owners									
Share equity plan	-	-	-	-	2	-	**2**	-	**2**
As at June 30, 2014	**2**	**162**	**(59)**	**(14)**	**3**	**(39)**	**55**	**5**	**60**

(in millions of Euros)	Share Capital	Share Premium	Remeasure-ment	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Owners of the Company	Non-controlling interests	Total equity
As at January 1, 2014	**2**	**162**	**(23)**	**-**	**(14)**	**1**	**(96)**	**32**	**4**	**36**
Net income	-	-	-	-	-	-	51	**51**	3	**54**
Other comprehensive loss	-	-	(123)	6	(14)	-	-	**(131)**	1	**(130)**
Total comprehensive loss	**-**	**-**	**(123)**	**6**	**(14)**	**-**	**51**	**(80)**	**4**	**(76)**
Transactions with the owners										
Share equity plan	-	-	-	-	-	4	-	**4**	-	**4**
MEP shares changes	-	-	-	-	-	1	-	**1**	-	**1**
Transactions with non-controlling interests	-	-	-	-	-	-	-	-	(2)	**(2)**
As at December 31, 2014	**2**	**162**	**(146)**	**6**	**(28)**	**6**	**(45)**	**(43)**	**6**	**(37)**

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UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
Three months Three months Six months Six months
ended ended ended ended
(in millions of Euros) June 30, 2015 June 30, 2014 June 30, 2015 June 30, 2014
Cash flows from / (used in) operating activities
Net (loss) / income (47) 28 (78) 58
Adjustments for:
Income tax (benefit) / expense 8 15 (9) 31
Finance costs—net 36 27 79 36
Depreciation and Impairment 51 11 83 20
Restructuring costs and other provisions 3 — 1 2
Defined benefit pension costs 12 9 25 10
Unrealized losses / (gains) on derivatives net and from
remeasurement of monetary assets and liabilities—net (16) (9) 30 (6)
Losses on disposal and assets classified as held for sale 10 6 10 6
Share of loss of joint ventures —— 1 -
Other 1 — 2 2
Changes in working capital:
Inventories 71 (20) 63 (36)
Trade receivables 24 (32) (24) (125)
Margin calls 1 — 1 11
Trade payables 28 47 26 84
Other working capital (11) (18) — (14)
Changes in other operating assets and liabilities:
Provisions (3) (4) (6) (7)
Income tax paid (5) 1 (14) (3)
Pension liabilities and other post-employment benefit (11) (11) (26) (23)
obligations
Net cash flows from operating activities 152 50 164 46
Cash flows (used in) / from investing activities
Acquisitions of subsidiaries net of cash required —— (348) -
Purchases of property, plant and equipment (79) (37) (163) (70)
Issuance of shares of joint-ventures —— (9) -
Proceeds from finance lease 2 2 3 3
Proceeds from disposal 1 —— -
Other investing activities — (5) — (5)
Net cash flows used in investing activities (76) (40) (517) (72)
Cash flows (used in) / from financing activities
Interests paid (53) (9) (57) (16)
Proceeds received from term loan and senior notes — 587 — 587
(Repayment) / proceeds of other loans (19) 4 (218) 3
Repayment of Term Loans — (330) — (331)
Payment of deferred financing costs — (15) (1) (15)
Other financing activities 16 (23) 6 (31)
Net cash flows (used in) / from financing activities (56) 214 (270) 197
Net (decrease) / increase in cash and cash equivalents 20 224 (623) 171
Cash and cash equivalents—beginning of period 354 179 991 233
Effect of exchange rate changes on cash and cash (1) 1 5 -
equivalents
Cash and cash equivalents—end of period 373 404 373 404
Less: Cash and cash equivalents classified as held for sale (4) (1) (4) (1)
Cash and cash equivalents as reported in the Statement
of financial position 369 403 369 403

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SEGMENT ADJUSTED EBITDA
Three months Three months Six months Six months
ended ended ended ended
(in millions of Euros) June 30, 2015 June 30, 2014 June 30, 2015 June 30, 2014
A&T 30 31 57 55
P&ARP 53 36 106 63
AS&I 22 20 40 39
Holdings and Corporate (12) (6) (15) (5)
Total 93 81 188 152
REVENUE AND SHIPMENTS BY PRODUCT LINE
Six months ended Six months ended
(in k metric tons) June 30, 2015 June 30, 2014
Aerospace rolled products 58 56
Transportation, industry, and other rolled products 64 67
Packaging rolled products 454 255
Automotive rolled products 44 37
Specialty and other thin-rolled products 36 28
Automotive extruded products 51 45
Other extruded products 62 61
Other (2) (1)
Total shipments 767 548
(in millions of Euros)
Aerospace rolled products 391 341
Transportation, industry, and other rolled products 326 259
Packaging rolled products 1,222 554
Automotive rolled products 144 105
Specialty and other thin-rolled products 141 102
Automotive extruded products 260 198
Other extruded products 292 257
Other (8) (13)
Total revenue 2,768 1,803

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NON-GAAP MEASURES RECONCILIATIONS
Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)
Three months Three months Six months Six months
ended ended ended ended
(in millions of Euros) June 30, 2015 June 30, 2014 June 30, 2015 June 30, 2014
Net (loss) / income (47) 28 (78) 58
Income tax expense / (benefits) 8 15 (9) 31
(Loss) / income before income tax (39) 43 (87) 89
Finance costs – net 36 27 79 36
Other expenses ——— 1
Share of loss of joint-ventures —— 1 -
Income from operations (3) 70 (7) 126
Depreciation and impairment 51 11 83 20
Unrealized exchange losses / (gains)
from remeasurement of monetary assets 4 (2) 3 -
and liabilities—net
Unrealized (gains) / losses on derivatives (19) (7) 27 (6)
Losses on disposal and assets classified
as held for sale 10 6 10 6
Restructuring costs 5 2 5 5
Start-up and development costs 5 2 9 5
Wise acquisition and integration costs 3 — 10 -
Wise Midwest premium losses 19 — 20 -
Unwinding of Wise previous hedging 2 — 4 -
policies
Effects of purchase accounting
adjustment —— 12 -
Losses / (gains) on Ravenswood OPEB 4 (1) 4 (9)
plan amendments
Metal price lag 7 (2) — -
Other 5 2 8 5
Adjusted EBITDA 93 81 188 152

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Reconciliation of Diluted EPS from operations, excluding unrealized losses / gains on derivatives
Three Three
months months Six months Six months
(in millions of Euros, except EPS in euros) ended ended ended ended
June 30, 2015 June 30, 2014 June 30, 2015 June 30, 2014
Net (loss) / income attributable to owners of the (47) 28 (79) 57 company
Unrealized losses / (gains) on derivatives (19) (7) 27 (6)
Tax impact 2 2 (3) 2
Net (loss) / income excluding unrealized losses or (64) 23 (55) 53 gains on derivatives
Weighted average number of shares, fully diluted 105,002,508 105,268,006 104,960,958 105,274,465
EPS fully diluted (0.45) 0.26 (0.75) 0.53
(in Euros)
EPS fully diluted, excluding unrealized losses
or gains on derivatives
(in Euros) (0.61) 0.22 (0.52) 0.50
Reconciliation of net cash flow from operating activities to Adjusted free cash flow (a non-GAAP measure)
Three Three
months months Six months Six months
ended ended ended ended
June 30, 2015 June 30, 2014 June 30, 2015 June 30, 2014
Net cash flow from operating activities 152 50 164 46
Margin calls included in cash flow from operating
activities (1) — (1) (11)
Net cash flow from operating activities 151 50 163 35
excluding margin calls
Capital expenditure (79) (37) (163) (70)
Adjusted free cash flow 72 13 0 (35)
Reconciliation of borrowings to Net debt (a non-GAAP measure)
At June 30, At March 31, At December 31,
(in millions of Euros) 2015 2015 2014
Borrowings 2,178 2,277 1,252
Fair value of cross
currency interest swap (59) (97) (29)
Cash and cash
equivalents (369) (352) (989)
Cash pledged for (12) (12) (10)
issuance of guarantees
Net debt 1,738 1,816 224

Press release
Non-GAAP measures
In addition to the results reported in accordance with International Financial Reporting Standards
(“IFRS”) as issued by the International Accounting Standards Board (all standards applied by the
Group have been endorsed by the European Union), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP financial measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Diluted Earnings Per Share (EPS) from continued and discontinued operations, excluding unrealized losses and gains on derivative instruments, Adjusted free cash flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.
In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.
Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.
Adjusted EBITDA is defined as profit from operations before depreciation, amortization and impairment, as adjusted to exclude losses on disposal of property, plant and equipment, acquisition and separation costs, restructuring costs, pension amendments and unrealized gains or losses on derivatives and foreign exchange differences on the remeasurement of monetary assets and liabilities, exceptional consulting costs, effects of purchase accounting inventory step-up adjustments, the effects of unwinding Wise’s previous hedging policies, losses incurred at
Wise as a result of unrecovered Midwest premiums, start-up and development costs, acquisition and integration costs incurred in connection with business combinations, share-based compensation expense and the effect of favorable or unfavorable metal price lag (the financial impact of the timing difference between when aluminium prices included within our revenues are established and when aluminium purchase prices included in our cost of sales are established).

Press release
Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with the financial covenants under certain of our loan facilities.
Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.
Diluted earnings per share (EPS) from continued and discontinued operations excluding unrealized losses and gains on derivative instruments, excludes unrealized losses and gains on derivatives and the relevant tax impact from net income and is divided by the weighted average number of shares outstanding.
Adjusted free cash flow is net cash flow from operating activities, after capital expenditure and excluding margin calls. Net debt is defined as borrowings plus or minus the fair value of cross currency interest swaps less cash and cash equivalents and cash pledged for the issuance of guarantees.
Management believes that Adjusted free cash flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Management believes that EPS from operations excluding unrealized losses or gains on derivatives is useful to investors because it provides additional information that facilitates understanding the impact of unrealized gains or losses on derivatives on our results.
Diluted EPS, Net debt and Adjusted free cash flow are not presentations made in accordance with IFRS, and should not be considered as an alternative to EPS, borrowings or operating cash flows determined in accordance with IFRS.